eFuture Announces Second Quarter 2008 Unaudited Financial Results

Company maintains full-year 2008 revenue guidance, begins issuing adjusted EBITDA (non-GAAP) guidance

Beijing, China, September 8, 2008/Xinhua-PRNewswire/ -- eFuture Information Technology Inc. (Nasdaq: EFUT, “eFuture”), a leading provider of front-end supply chain management software solutions and services to China’s retail and consumer goods industries, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Financial Highlights for the Second Quarter of 2008

●	Total revenue for the second quarter of 2008 was RMB24.2 million (US$3.5 million), an increase of 103.9% from the second quarter of 2007.
●	Service fee income for the second quarter of 2008 was RMB12.5 million (US$1.8 million), an increase of 568.2% from the second quarter of 2007.
●
Gross profit for the second quarter of 2008 was RMB13.8 million (US$2.0 million), an increase of 115.0% from the second quarter of 2007. Excluding amortization of acquired technology, gross profit for the second quarter of 2008 would have been RMB15.7 million (US$2.3 million), an increase of 136.7% from the second quarter of 2007.

●
Gross margin for the second quarter of 2008 increased to 57.1% from 54.1% in the second quarter of 2007 and 33.6% in the first quarter of 2008. Excluding amortization of acquired technology, gross margin (non-GAAP) for the second quarter of 2008 would have been 65.0%, compared to 56.0% in the second quarter of 2007 and 61.2% in the first quarter of 2008.

●	Net income in the second quarter of 2008 was RMB2.8 million (US$0.4 million), compared to a net loss of RMB9.2 million in the first quarter 2008.
●
Adjusted net income (non-GAAP) for the second quarter of 2008 was RMB7.2 million (US$1.1 million), compared a net loss of RMB0.2 million in the second quarter of 2007. Adjusted diluted earnings per share (Non-GAAP) for the second quarter of 2008 was RMB2.41 (US$0.35), compared to a losses per share of RMB0.07 in the second quarter of 2007.

●	The company noted that 90% of the senior convertible notes associated with its US$10 million private placement in 2007 had been converted as of September 1, 2008.

“Our strongest-ever year-over-year growth in service revenue boosted top-line growth and helped turn our bottom line positive,” said Mr. Adam Yan, eFuture’s chairman and chief executive officer. “Gross profit has shown significant improvement with a 115 percent year-over-year increase, a sign that our strategy of integration and product synergy is keeping our costs under control as our revenues continue to expand. As domestic consumption becomes a more important driver of an increasingly sophisticated Chinese economy, we expect to see growing IT software and service spending in the retail sector to improve China’s supply chain management infrastructure. We believe that eFuture is ideally positioned to capitalize on this growth, and we remain confident in our ability to provide the high-performance supply chain management solutions demanded by our discerning base of Fortune 500 and leading domestic clients.”

Operational Highlights for the Second Quarter of 2008

●	Sales contracts increased 127.1% to RMB41.5 million (US$6.1 million) from RMB18.3 million in the second quarter of 2007.
●	Service sales contracts increased 510.5% to RMB11.6 million (US$1.7 million) from RMB1.9 million in the second quarter of 2007.
●	Total new orders increased 50.3% to 281 orders from 187 in the second quarter of 2007.
●
In April 2008, eFuture completed the acquisition of Proadvancer Systems Inc., a leading provider of logistics software and services in Mainland China and Asia, which eFuture expects to be accretive to its 2008 earnings per share.

●
During the quarter, eFuture launched its www.bfuture.com.cn B2B software-as-a-service website connecting retailers to their suppliers and enabling them to more efficiently and effectively share information and manage work processes. In April, the company announced that Beijing Wangfujing Department Store (Group) Co. Ltd. had become the website’s first retail subscriber.

●
During the quarter, eFuture completed function and stability testing of its www.jindian.com.cn B2B website for small to medium-size suppliers and retailers. The company additionally launched an operational pilot of the website in Qingdao in July 2008, in Shijiazhuang in August 2008 and expects to begin testing in Wuhan next month. The company expects to roll the website out nationwide in the first half of 2009.

●
On September 3, 2008, eFuture signed an engagement letter with Grant Thornton LLP (“Grant Thornton”). eFuture’s audit committee has approved the engagement, and pending shareholder approval at eFuture’s annual shareholder meeting, Grant Thornton will replace Hansen, Barnett & Maxwell, P.C. as the company’s independent registered public accounting firm beginning in the third fiscal quarter ended September 30, 2008.

“During the quarter, we focused on completing the integration of our acquisitions and bringing our new businesses up to speed. We have completed the integration of Proadvancer into its own Logistics Business Unit, which will allow us to efficiently allocate the resources necessary to provide world-class logistics software alongside our existing line of supply chain management solutions,” Mr. Yan continued. “Wangku, in which we recently increased our ownership to 51 percent, has begun adding to our sales contracts, and we expect the company to account for between 15 and 20 percent of our total revenue in 2008.”

Financial Results for the Second Quarter of 2008

Revenue

eFuture reported total revenue of RMB24.2 million (US$3.5 million) for the second quarter of 2008, a 103.9% increase from RMB11.8 million in the second quarter of 2007.

Software sales in the second quarter of 2008 increased 14.1% to RMB8.7 million (US$1.3 million) from RMB7.6 million in the second quarter of 2007. Software sales contributed 36.1% to total revenue in the second quarter of 2008, compared to 64.4% in the second quarter of 2007, reflecting an increasing percentage of revenue derived from maintenance and consulting services as eFuture’s customers have begun to pay for these services after an initial year of complimentary maintenance and consulting services.

Hardware sales in the second quarter of 2008 increased 24.6% to RMB2.9 million (US$0.4 million) from RMB2.3 million in the second quarter of 2007. Hardware sales contributed 12.1% to total revenue in the second quarter of 2008, compared to 19.7% in the second quarter of 2007.

Service fee income in the second quarter of 2008 increased 568.2% to RMB12.5 million (US$1.8 million) from RMB1.9 million in the second quarter of 2007. Service fee income contributed 51.9% to total revenue in the second quarter of 2008, compared to 15.8% in the second quarter of 2007. The increase was largely due to eFuture’s policy to provide complimentary maintenance for its products in the first year of operation, after which it begins to charge maintenance and support fees.

Gross Margins

Gross profit for the second quarter of 2008 was RMB13.8 million (US$2.0 million), a 115.0% increase from RMB6.4 million in the second quarter of 2007. Excluding amortization of acquired technology, gross profit (non-GAAP) for the second quarter of 2008 would have been RMB15.7 million (US$2.3 million), an increase of 136.7% from the second quarter of 2007.

Consolidated gross margin for the second quarter of 2008 was 57.1%, compared to 54.1% in the second quarter of 2007 and 33.6% in the first quarter of 2008. The increase in gross margin was largely due to an increase in the percentage of revenue derived from service fees, which has a higher margin than hardware and software sales revenue. Excluding amortization of acquired technology, gross margin (Non-GAAP) for the second quarter of 2008 would have been 65.0%, compared to 56.0% in the second quarter of 2007 and 61.2% in the first quarter of 2008.

Operating Expenses

Research and development expenses for the second quarter of 2008 were RMB0.2 million (US$0.03 million), or 0.9% of total revenue, compared to 0.5% of total revenue in the second quarter of 2007 and 1.2% in the first quarter of 2008.

General and administrative expenses for the second quarter of 2008 were RMB8.1 million (US$1.2 million), or 33.4% of total revenue, compared to 22.6% in the second quarter of 2007 and 56.2% in the first quarter of 2008. The high percentage of general and administrative expenses in the first quarter of 2008 was mainly due to bad debt expenses caused by a significant increase in accounts receivable at the end of first quarter of 2008 of RMB2.3 million (US$0.3 million). Bad debt expenses in the second quarter of 2008 fell to RMB1.7 million (US$0.2 million) as a result of improved collection of accounts receivable.

Selling expenses for the second quarter of 2008 were RMB4.3 million (US$0.6 million), or 17.7% of total revenue, compared to 20.2% in the second quarter 2007 and 26.8% in the first quarter of 2008.

Total share-based compensation expenses in the second quarter of 2008 were RMB0.8 million (US$0.1 million).

Operating income in the second quarter of 2008 was RMB1.2 million (US$0.2 million) compared to RMB1.3 million in the second quarter of 2007 and an operating loss of RMB7.1 million in the first quarter of 2008. Operating margin was 5.1% in the second quarter of 2008, compared to 10.8% in the second quarter of 2007 and -50.5% in the first quarter of 2008.

Net Income

Net income for the second quarter of 2008 was RMB2.8 million (US$0.4 million), compared to net losses of RMB1.1 million in the second quarter of 2007 and RMB9.2 million in the first quarter of 2008. Net margin was 11.6% in the second quarter of 2008 compared to -9.1% in the second quarter of 2007 and -65.8% in the first quarter of 2008. Adjusted net income (non-GAAP) for the second quarter of 2008 was RMB7.2 million (US$1.1 million), compared an adjusted net loss (non-GAAP) of RMB0.2 million in the second quarter of 2007. Adjusted diluted earnings per share (Non-GAAP) for the second quarter of 2008 was RMB2.41 (US$0.35), compared to a adjusted losses per share (non-GAAP) of RMB0.07 in the second quarter of 2007.

Basic and diluted earnings per share for the second quarter of 2008 were each RMB0.94 (US$0.14).

EBITDA

Adjusted EBITDA (non-GAAP) for the second quarter of 2008 was RMB4.9 million (US$0.7 million), compared to RMB2.3 million in the second quarter of 2007 and a loss of RMB1.4 million in the first quarter of 2008.

Cash Flow and Capital Expenditures

As of June 30, 2008, the company had RMB58.8 million (US$8.6 million) in cash and cash equivalents and short-term investments. Net cash generated from operating activities and capital expenditures in the second quarter of 2008 were RMB-3.8 million (US$-0.55 million) and RMB5.3 million (US$0.77 million), respectively.

As of June 30, 2008 the company had 616 employees, compared to 627 employees as of March 31, 2008.

Business Outlook for 2008

As of June 30, 2008, the company had deferred contracts with unrecognized revenue of approximately US$8.9 million. eFuture expects its 2008 total revenue to be in the range of approximately US$19 to US$20 million, representing annual growth of 65û to 74% over 2007. The company expects 2008 adjusted EBITDA (non-GAAP) to be in the range of approximately US$5 million to US$6 million, representing annual growth of 72% to 106%. This forecast is a current and preliminary view and is subject to change.

Other Business Developments

eFuture noted that 90% of the senior convertible notes associated with its US$10 million private placement in 2007 had been converted as of September 1, 2008. The company expects to incur expenses during the third quarter of 2008 related to the conversion of US$4 million in senior convertible notes during that period. eFuture noted that it has outstanding debt of approximately US$1 million and warrants outstanding that will expire September 9, 2012.

On September 3, 2008, eFuture signed an engagement letter with Grant Thornton LLP (“Grant Thornton”). eFuture’s audit committee has approved the engagement, and pending shareholder approval at eFuture’s annual shareholder meeting, Grant Thornton will replace Hansen, Barnett & Maxwell, P.C. as the company’s independent registered public accounting firm beginning in the third fiscal quarter ended September 30, 2008.

Conference Call Information

eFuture’s management will hold an earnings conference call at 8:30 p.m. on September 8, 2008 U.S. Eastern Time (8:30 a.m. on September 9, 2008 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. and International: +1-888-710-9688
Mainland China: +86-10-5851-1260
Hong Kong: +852-8306-5032

Please dial-in 10 minutes before the call is scheduled to begin and request to be connected to the “eFuture earnings call.”

Additionally, an archived webcast of the conference call will be available on the investor relations section of eFuture’s website at http://www.e-future.com.cn.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of front-end supply chain management software and services in China. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain market, especially in the retail and fast moving consumer goods (“FMCG”) industries. eFuture currently serves more than 1,000 clients, including over 15 Fortune 500 companies, over 900 retailers and over 200 distributors operating in China. eFuture is one of IBM's premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. eFuture has approximately 600 employees and 20 branch offices across China.

For more information about eFuture, please visit http://www.e-future.com.cn/.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2008 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the company’s revenues and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; eFuture’s timely receipt of payment from customers under new and existing contracts; trends and competition in the software industry; the company’s ability to hire, train and retain qualified managerial and other employees; the company’s ability to develop new software and pilot new business model at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of September 8, 2008, and the company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

This announcement contains translations of certain amounts from Chinese Renminbi (“RMB”) into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all currency translations are made at a rate of RMB6.8591 to US$1.00, the effective noon buying rate on June 30, 2008.

Non-GAAP Financial Measures

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses, depreciation, adjusted net income excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes, adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the company’s EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does

For investor and media inquiries please contact:

eFuture Information Technology Inc.
Tel: +86-10-5165-0998 ext. 8804
Email: ir@e-Future.com.cn

Andrew Keller
Ogilvy Financial, Beijing
Tel: +86-10-8520-3112
Email: Andrew.Keller@ogilvy.com

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

		USD=RMB 6.8591

		U.S.
Dollars
	December 31,	June 30,	June 30,
	2007	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	67,227,348	58,822,685	8,575,861
Trade receivables, less allowance
for doubtful accounts of
RMB2,109,910, RMB4,695,898,
and RMB8,727,990
respectively	16,409,333	22,261,041	3,245,475
Refundable value added tax	3,691,035	2,564,891	373,940
Deposits	156,695	209,660	30,567
Advances to employees	3,576,947	4,288,058	625,163
Advances to suppliers	657,724	817,830	119,233
Other receivables	3,576,965	4,034,326	588,171
Prepaid expenses	862,653	1,098,565	160,162
Inventory	5,749,951	18,729,440	2,730,597
Total current assets	101,908,651	112,826,496	16,449,169

Non-current assets
Long-term investments	5,460,301	767,119	111,840
Deferred loan costs, net of
RMB6,700,671 of amortization	4,847,633	4,261,251	621,255
Deferred assets	172,083	171,083	24,942
Property and equipment, net of
accumulated depreciation of
RMB4,690,856, RMB5,191,489,
and RMB5,793,833
respectively	2,065,040	3,847,802	560,978
Intangible assets, net of
accumulated amortization of
RMB8,678,751, RMB19,799,245
RMB27,253,547 respectively	47,045,110	43,540,399	6,347,830
Goodwill	46,814,929	46,357,407	6,758,526
Total non-current assets	106,405,096	98,945,061	14,425,371

Total assets	208,313,747	211,771,556	30,874,540

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	3,845,873	4,433,913	646,428
Other payable	2,124,527	8,833,770	1,287,891
Accrued expenses	3,395,790	3,348,548	488,191
Accrued interest	278,420	74,874	10,916
Taxes payable	7,696,531	4,817,410	702,339
Deferred Revenues	--	3,206,685	467,508
Deferred Tax	5,282,076	4,716,502	687,627
Advances from customers	13,025,978	20,819,237	3,035,272
Royalstone acquisition obligation,
current portion	16,722,213	15,360,066	2,239,371

Health Filed acquisition obligation	3,300,000	3,102,981	452,389
Make-whole obligation, current
portion	1,164,116	479,561	69,916
Convertible note payable, current
portion	3,648,825	2,890,708	421,441
Total current liabilities	60,484,349	72,084,256	10,509,288

Long-term liabilities
Royalstone acquisition obligation,
net of current portion	6,093,683	6,093,683	888,408
Make-whole obligation, net of
current portion	9,290,082	9,290,082	1,354,417
12% RMB75,108,000 ($10,000,000)
convertible note payable, net of
RMB53,379,624 unamortized
discount based on an
imputed interest rate of 28.9%,
net of current portion	6,770,666	6,770,666	987,107
Minority shareholder interests	(91,499)	(3,496,172)	(509,713)

Total long-term liabilities	22,062,932	18,658,259	2,720,220

Shareholders' equity
Ordinary shares, $0.0756 U.S.
dollars (RMB0.6257) par value;
6,613,756 shares authorized;
2,633,500 shares and
2,633,500 shares outstanding
(2,833,580 shares pro forma),
respectively	1,811,589	1,849,061	269,578
Additional paid-in capital	165,678,074	170,675,900	24,883,133
Statutory reserves	3,084,020	3,084,020	449,625
Accumulated deficit	(44,807,216)	(54,579,940)	(7,957,303)

Total shareholders' equity	125,766,467	121,029,041	17,645,032

Total liabilities and shareholders'
equity	208,313,747	211,771,556	30,874,540

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED INCOME STATEMENTS

			USD=RMB 6.8591

	June 30,	March 31,	June 30, 2008
	2007	2008
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Software sales	7,634,469	7,565,110	8,711,537	1,270,070
Hardware sales	2,339,915	1,409,113	2,915,871	425,110
Service fee income	1,875,590	5,040,249	12,533,027	1,827,212
Total Revenues	11,849,974	14,014,472	24,160,436	3,522,392

Cost of revenues
Cost of software	2,287,780	1,845,125	2,039,796	297,385
Cost of hardware	1,612,109	1,204,786	2,549,247	371,659
Cost of service fee
income	633,011	1,493,129	2,983,426	434,959
Amortization of acquired
technology	214,167	3,860,244	1,904,687	277,688
Amortization of software
costs	686,734	896,856	891,606	129,989
Total Cost of Revenue	5,433,801	9,300,139	10,368,762	1,511,680

Gross Profit	6,416,173	4,714,333	13,791,673	2,010,712

Expenses
Research and development	58,369	167,288	223,792	32,627
General and
administrative	2,679,536	7,870,673	8,061,899	1,175,358
Selling and distribution
expenses	2,395,879	3,759,182	4,274,793	623,229
Total Expenses	5,133,785	11,797,143	12,560,484	1,831,214

Profit from operations	1,282,388	(7,082,810)	1,231,189	179,497

Interest income	424,701	112,611	873,560	127,358
Interest expense	(2,677,608)	(314,520)	(504,649)	(73,574)
Amortization of discount
on notes payable	--	(488,504)	(857,519)	(125,019)
Amortization of loan
costs	(703,033)	(242,378)	(278,575)	(40,614)
Income (loss) on
investments	(223,491)	(558,389)	47,802	6,969
Foreign currency
exchange loss	820,292	(805,787)	711,914	103,791
Outside business
receives	--	--	23,400	3,412
Outside business
disburses	--	--	(161,000)	(23,472)
Income tax expense	--	--	(140,695)	(20,512)
Minority interest	--	154,491	1,868,735	272,446
Net Profit (loss)	(1,076,751)	(9,225,286)	2,814,162	410,282
Earnings per ordinary share
Basic	(0.41)	(3.14)	0.94	0.14
Diluted	(0.41)	(3.14)	0.94	0.14

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
NON-GAAP MEASURES OF PERFORMANCE

				USD=RMB 6.8591
	Three Months Ended
	June 30,	March 31,	June 30, 2008
	2007	2008
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME
(LOSS) AND ADJUSTED EBITDA

Operating income (loss)
(GAAP Basis)	1,282,388	(7,082,810)	1,231,189	179,497

Adjustments for non-GAAP
measures of performance:
Add back amortization of
acquired software
technology	214,167	3,860,243	1,904,687	277,688
Add back amortization of
intangibles	686,734	896,856	891,606	129,989
Add back share-based
compensation expenses	-	785,699	750,685	109,444
Adjusted non-GAAP operating
income	2,183,289	(1,540,012)	4,778,168	696,618
Add back depreciation	111,180	150,246	96,577	14,080

Adjusted EBITDA (Earnings
before interest, taxes,
depreciation and
amortization)	2,294,469	(1,389,765)	4,874,745	710,697

NON-GAAP OPERATING INCOME
(LOSS) AND ADJUSTED EBITDA,
as a percentage of revenue

Operating income (loss)
(GAAP BASIS)	11%	-51%	5%	3%

Adjustments for non-GAAP
measures of performance:
Amortization of acquired
software technology	2%	28%	8%	8%
Amortization of intangibles	6%	6%	4%	4%
Share-based compensation
expenses	-	6%	3%	3%
Adjusted non-GAAP operating
income	18%	-11%	20%	14%
Depreciation	1%	1%	0%	0.4%

Adjusted EBITDA (Earnings
before interest, taxes,
depreciation and
amortization)	19%	-10%	20%	15%

NON-GAAP EARNINGS PER SHARE

Net Income(Loss)	(1,076,751)	(9,225,286)	2,814,162	410,282
Amortization of acquired
software technology	214,167	3,860,243	1,904,687	277,688
Amortization of intangibles	686,734	896,856	891,606	129,989
Accretion on convertible
notes	--	488,504	857,519	125,019
Share-based compensation
expenses	--	785,699	750,685	109,444
Adjusted Net income	(175,850)	(3,193,983)	7,218,660	1,052,422

Adjusted non-GAAP diluted
earnings per share	(0.07)	(1.09)	2.14	0.35
Shares used to compute non
GAAP diluted earnings per
share	2,633,500	2,934,419	2,989,719	2,989,719

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		USD=RMB 6.8591

	Chinese Yuan	(Renminbi)	U.S. Dollars

	December 31,	June 30,	June 30,
	2007	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating
activities:
Net income (loss)	(27,389,248)	(10,287,229)	(1,499,793)
Adjustments to reconcile net
income (loss) to net cash
provided by (used in) operating
activities:
Depreciation	500,633	246,823	35,985
Amortization of intangible assets	11,122,493	7,553,393	1,101,222
Amortization of discount on notes
payable	31,320,836	1,346,023	196,239
Amortization of deferred loan
costs	6,610,234	520,953	75,951
Compensation expense for options
issued to employees	2,484,974	1,535,601	223,878
Change in assets and liabilities:
Accounts receivable	(11,956,374)	(5,851,708)	(853,131)
Refundable value added tax	(1,220,094)	1,126,144	164,183
Deposits	(111,752)	(52,965)	(7,722)
Advances to employees	(2,378,346)	(711,111)	(103,674)
Advances to suppliers	(214,694)	(160,106)	(23,342)
Other receivables	(3,405,845)	(457,361)	(66,679)
Prepaid expenses	(327,898)	(235,912)	(34,394)
Inventories	(1,628,815) (12,979,489)		(1,892,302)
Trade payables	2,615,091	588,040	85,731
Other payables	2,124,527	6,709,243	978,152
Accrued expenses	(545,828)	(47,242)	(6,887)
Accrued interest	278,420	(203,546)	(29,675)
Taxes payable	2,513,916	(2,879,121)	(419,752)
Deferred Tax	5,282,076	(565,574)	(82,456)
Deferred revenue	-	3,206,685	467,508
Advances from customers	4,904,935	7,793,259	1,136,193
Net cash provided by operating
activities	20,579,241	(3,805,198)	(554,765)

Cash flows from investing
activities:
Purchases of property and
equipment	(1,521,967)	(844,522)	(123,124)
Payments for software	(15,515,896)	(4,459,118)	(650,102)
Long-term investments	(5,460,301)	(1,934,602)	(282,049)
Payment to purchase net assets of
Acquirees	(47,625,013)	--	-
Loan to Guarantor	--	--	-
Net cash used in investing
activities	(70,123,177)	(7,238,241)	(1,055,276)

Cash flows from financing
activities:
Issuance of ordinary shares for
cash, net of offering costs paid	1,051,776	3,462,225	504,764
Issue convertible notes	65,095,829	-	-
Repayment of short trem loan	-	-	-
Payment of make-whole obligation	(11,319,381)	(684,555)	(99,802)
Net cash provided by (used in)
financing activities	54,828,224	2,777,670	404,961
Effect of exchange rate changes
on cash	478,052	138,894	20,250
Net increase in cash	5,762,340	(8,126,875)	(1,184,831)
Cash and cash equivalents at
beginning of period	61,465,008	67,227,348	9,801,191
Cash and cash equivalents at end
of period	67,227,348	58,822,685	8,575,861
Supplemental cash flow
information
Interest paid	510,282	504,649	73,574